ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-158385
Dated August 13, 2009



Optimization

Return Optimization Securities
Linked to the iShares® FTSE/Xinhua China 25 Index Fund
Enhanced Return Strategies for Moderate Return Environments
HSBC USA Inc. Securities linked to the iShares FTSE/Xinhua China 25 Index Fund

Investment Description

This free writing prospectus relates to twenty-one separate note offerings. Each settlement date identified below represents a separate offering of notes. The purchaser of a note in any of these note offerings will acquire a security linked to iShares® FTSE/Xinhua China 25Index Fund. The following key terms relate to each separate notes offering.

These Return Optimization Securities Linked to the iShares® FTSE/Xinhua China 25 Index Fund are notes issued by HSBC USA Inc. (the "issuer"), which the issuer refers to as the "securities". The securities are designed to provide enhanced exposure to the potential positive performance of the iShares® FTSE/Xinhua China 25 Index Fund (the "fund" or the "reference asset") up to the maximum gain. If the fund ending price is greater than the fund starting price (as defined herein) on the final valuation date, at maturity you will receive the principal amount plus a positive return equal to the fund return multiplied by 5, up to the maximum gain of between 55.50% and 60.50% (to be determined on the trade date). If the fund ending price is equal to or less than the fund starting price on the final valuation date, at maturity you will receive the principal amount reduced by 1% for every 1% by which the fund ending price is less than the fund starting price. You will not receive periodic interest or dividend payments during the term of the securities. **Investing in the securities involves significant risks. You may lose some or all of your principal amount if the fund return is negative. Any payment on the securities is subject to the creditworthiness of the issuer. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

Features

❑ **Tactical Investment Opportunity:** At maturity, the securities enhance the positive returns of the fund up to the maximum gain while providing 1-for-1 downside exposure. In moderate-return environments, this strategy provides the opportunity to outperform investments that track the performance of the fund.

❑ **Enhanced Return Strategy:** The securities provide the opportunity to receive an enhanced return by multiplying a positive fund return by the multiplier of 5, not to exceed the maximum gain.

❑ **Diversification Opportunity:** The securities provide an opportunity to diversify your portfolio through exposure to Chinese equities listed in Hong Kong.

Key Dates[1][i]

Offering	Trade Date	Settlement Date	Final Valuation Date[2]	Maturity Date[2]	CUSIP / ISIN
1	August 13, 2009	August 18, 2009	August 12, 2011	August 18, 2011	• / •
2	August 14, 2009	August 19, 2009	August 15, 2011	August 19, 2011	• / •
3	August 17, 2009	August 20, 2009	August 16, 2011	August 22, 2011	• / •
4	August 18, 2009	August 21, 2009	August 16, 2011	August 22, 2011	• / •
5	August 19, 2009	August 24, 2009	August 18, 2011	August 24, 2011	• / •
6	August 20, 2009	August 25, 2009	August 19, 2011	August 25, 2011	• / •
7	August 21, 2009	August 26, 2009	August 22, 2011	August 26, 2011	• / •
8	August 24, 2009	August 27, 2009	August 23, 2011	August 29, 2011	• / •
9	August 25, 2009	August 28, 2009	August 23, 2011	August 29, 2011	• / •
10	August 26, 2009	August 31, 2009	August 25, 2011	August 31, 2011	• / •
11	August 27, 2009	September 1, 2009	August 26, 2011	September 1, 2011	• / •
12	August 28, 2009	September 2,2009	August 29, 2011	September 2, 2011	• / •
13	August 31, 2009	September 3, 2009	August 30, 2011	September 6, 2011	• / •
14	September 1, 2009	September 4, 2009	August 30, 2011	September 6, 2011	• / •
15	September 2,2009	September 8, 2009	September 1, 2011	September 8, 2011	• / •
16	September 3, 2009	September 9, 2009	September 2, 2011	September 9, 2011	• / •
17	September 4, 2009	September 10, 2009	September 6, 2011	September 12, 2011	• / •
18	September 8, 2009	September 11, 2009	September 6, 2011	September 12, 2011	• / •
19	September 9, 2009	September 14, 2009	September 8, 2011	September 14, 2011	• / •
20	September 10, 2009	September 15, 2009	September 9, 2011	September 15, 2011	• / •
21	September 11, 2009	September 16, 2009	September 12, 2011	September 16, 2011	• / •

1 Expected. In the event the issuer makes any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the securities remains the same.
2 Subject to postponement in the event of a market disruption event.

Security Offerings

This free writing prospectus relates to 21 separate security offerings. We are offering Return Optimization Securities Linked to the iShares® FTSE/Xinhua China 25 Index Fund. The return of the securities, if any, is subject to, and will in no event exceed, the predetermined maximum gain of between 55.50% and 60.50% (to be determined on the trade date) and, accordingly, any return at maturity will not exceed the specified maximum gain. The securities are offered at a minimum investment of $1,000 and in denominations in $10 in excess thereof.

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this free writing prospectus. The securities offered will have the terms specified in the accompanying prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009 and the terms set forth herein. See "Key Risks" on page 6 of this free writing prospectus and the more detailed "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement for risks related to the securities and the fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The securities will not be listed on any U.S. securities exchange or quotation system. See "Supplemental Plan of Distribution" on page 12 for the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$10	$0.20	$9.80
Total			

UBS Financial Services Inc.   **HSBC USA Inc.**

Additional Information about HSBC USA Inc. and the Securities

This free writing prospectus relates to 21 separate security offerings, each linked to the reference asset identified on the cover page. The fund described in this free writing prospectus is a reference asset as defined in the prospectus supplement, and the securities being offered hereby are "notes" for purposes of the prospectus supplement. You may participate in any one of the security offerings or, at your election, in more than one. As a purchaser of a security, you will acquire an investment instrument linked to the reference asset. Although the security offering relates to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospects shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this free writing prospectus and in "Risk Factors" beginning on page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. The issuer urges you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Prospectus supplement dated April 9, 2009:
  www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- Prospectus dated April 2, 2009:
  http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to "HSBC" and the "issuer" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated April 9, 2009 and references to the "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated April 2, 2009.

Investor Suitability

The securities may be suitable for you if:

- You seek an investment with an enhanced return linked to the performance of the fund and you believe the price of one share of the fund will increase moderately over the term of the securities - meaning that such an increase, as magnified by the multiplier, is unlikely to exceed the maximum gain indicated herein at maturity.
- You are willing and able to lose 1% of your principal amount for every 1% that the fund ending price is less than the fund starting price.
- You are willing to forgo dividends or other distributions paid on the stocks held by the fund.
- You are willing to hold the securities to maturity and are aware that there may be little or no secondary market for the securities.
- You do not seek current income from this investment.
- You are willing to invest in securities for which your potential return is capped at the maximum gain.
- You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

- You do not believe the price of one share of the fund will moderately increase over the term of the securities, or you believe the price of one share of the fund will increase by more than the indicated maximum gain at maturity.
- You seek an investment whose return is not subject to a cap that is equal to the maximum gain of between 55.50% and 60.50% (to be determined on the trade date).
- You seek an investment that has some degree of principal protection.
- You prefer to receive the dividends or other distributions paid on stocks included in the fund.
- You are unable or unwilling to hold the securities to maturity.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You seek current income from this investment.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.
- You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances.

Indicative Terms

Issuer	HSBC USA Inc. (A1/AA-/AA)[1]
Principal Amount	$10.00 per security
Term	24 months
Payment at Maturity	You will receive a cash payment at maturity linked to the performance of the fund during the term of the securities. **If the fund return is greater than zero,** you will receive the sum of (a) the principal amount plus (b) the principal amount multiplied by the ***lesser of*** (i) the maximum gain and (ii) (the fund return multiplied by the multiplier): $10.00 + [$10.00 × (the lesser of (i) the maximum gain and (ii) the fund return multiplied by the multiplier)] **If the fund return is zero,** you will receive your principal amount of: $10.00 **If the fund return is less than zero,** you will lose 1% of your principal amount for each 1% that the fund ending price is less than the fund starting price: $10.00 + ($10.00 × fund return)
Multiplier	5
Maximum Gain	Between 55.50% and 60.50% (the maximum gain will be determined on the trade date)
Fund Return	$\frac{\text{Fund ending price} - \text{fund starting price}}{\text{fund starting price}}$
Fund Starting Price	With respect to each offering, the intra-day price or the official closing price of the fund on the respective trade date, as determined by the calculation agent.
Fund Ending Price	With respect to each offering of securities, the official closing price of the fund on the respective final valuation date, as determined by the calculation agent, adjusted as described under "Anti - Dilution and Reorganization Adjustments" below by the calculation agent.
Official Closing Price	The official closing price of the fund on any scheduled trading day will be the closing price of one share of the fund as determined by the calculation agent based upon the last reported sale price of the fund on the relevant exchange.
Calculation Agent	HSBC USA Inc. or one of its affiliates.
Trustee	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture will have substantially the same terms as the indenture described in the accompanying prospectus supplement.
Paying Agent	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Determining Payment at Maturity



Determine the fund return on the final valuation date.

The percentage change from the fund starting price to the fund ending price.

Is the fund return greater than zero?

Yes → At maturity, you will receive your principal plus a positive return equal to the fund return multiplied by the multiplier of 5, up to the maximum gain of between 55.50% and 60.50% (to be determined on the trade date), calculated as follows:

$10 + [$10 × the lesser of (i) the maximum gain and (ii) 5 × the fund return].

No ↓

Is the fund return equal to zero?

Yes → At maturity, you will receive the principal amount of $10.00 per security.

No ↓

At maturity, you will receive the principal amount reduced by 1% for every 1% that the fund ending price is less than the fund starting price, calculated as follows:

$10 + ($10 × fund return)

As such, you could lose up to the entire principal amount of your securities depending on how much the official closing price of the fund decreases over the term of the securities.

---

[1] HSBC USA Inc. is rated A1 by Moody's Investor Service, Inc., AA- by Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., and AA by Fitch Ratings. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the securities is dependent upon factors in addition to our ability to pay our obligations under the securities, such as the fund ending price, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the securities.

What are the tax consequences of the securities?

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the securities), more than 5% of the fund or any entity owned by the fund. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, the issuer's special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities. Under one reasonable approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the fund. The issuer intends to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from the issuer, in the opinion of the issuer's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions", the issuer does not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and the issuer intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

A "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of the fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder (as defined in the prospectus supplement) in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code")) of the U.S. holder, determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the security at fair market value and sold them at fair market value on the maturity date (if the security was held until the maturity date) or on the date of sale or exchange of the security (if the security was sold or exchanged prior to the maturity date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security).

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

The issuer will not attempt to ascertain whether the issuer of any stock owned by the fund would be treated as a "passive foreign investment company", within the meaning of Section 1297 of the Code. In the event that the issuer of any stock owned by the fund were treated as a passive foreign investment company, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of stock owned by the fund and consult your tax advisor regarding the possible consequences to you in the event that one or more issuers of stock owned by the fund is or becomes a passive foreign investment company.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described above. For example, the securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement. It is also possible that other alternative characterizations and treatments of the securities could apply pursuant to which a holder may be required to recognize ordinary income over the term of the securities or at maturity. See "Certain U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a security is required to accrue income in respect of the security prior to the receipt of payments with respect to the security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the security could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of one share of the fund relative to its fund starting price. We cannot predict the fund ending price on the final valuation date or the official closing price of the fund on any other scheduled trading day. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the fund. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment at maturity for a $10.00 security on a hypothetical offering of the securities.

The following scenario analysis and examples reflect the multiplier of 5 and assume a fund starting price of $41.00, a maximum gain of 55.50% (the actual maximum gain will be determined on the trade date and will be between 55.50% and 60.50%) and a range of possible fund returns from +50.00% to -50.00%.



100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
Return on Investment
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Fund Return
Investors will receive 5 times the positive fund return up to the maximum gain of 55.50%
If the fund return is equal to or greater than 11.10%, investors will receive the maximum gain of 55.50%
If the fund return is less than 0%, investors lose 1% of their principal amount for every 1% that the fund return is less than 0%

Fund return		Security Return to Investors
50.00%	5 × Fund Return Subject to Maximum Gain	55.50%
40.00%		55.50%
30.00%		55.50%
20.00%		55.50%
10.00%	5 × Fund Return	50.00%
5.00%		25.00%
4.00%		20.00%
3.00%		15.00%
2.00%		10.00%
1.00%		5.00%
0.00%		0.00%
-5.00%	1:1 Loss on Negative Fund Return	-5.00%
-10.00%		-10.00%
-20.00%		-20.00%
-30.00%		-30.00%
-40.00%		-40.00%
-50.00%		-50.00%

Example 1 — The price of one share of the fund increases from a fund starting price of $41.00 to a fund ending price of $42.23.
The fund return is calculated as follows:

($42.23- $41.00) / $41.00 = 3.00%

Because the fund return is greater than zero, the payment at maturity is calculated as follows:

$10.00 + [$10.00 × (the lesser of (i) the maximum gain and (ii) the fund return × 5)]
=$10.00 + [$10.00 × (the lesser of (i) 55.50% and (ii) 3.00% × 5)]
=$10.00 + [$10.00 × (the lesser of (i) 55.50% and (ii) 15.00%)]
=$10.00 + [$10.00 × 15.00%]
=$10.00 + $1.50
=$11.50

Example 2 — The price of one share of the fund increases from a fund starting price of $41.00 to a fund ending price of $49.20.
The fund return is calculated as follows:

($49.20 - $41.00) / $41.00 = 20.00%

Because the fund return is greater than zero, the payment at maturity is calculated as follows:

$10.00 + [$10.00 × (the lesser of (i) the maximum gain and (ii) the fund return × 5)]
=$10.00 + [$10.00 × (the lesser of (i) 55.50% and (ii) 20.00% × 5)]
=$10.00 + [$10.00 × (the lesser of (i) 55.50% and (ii) 100.00%)]
=$10.00 + [$10.00 × 55.50%]
=$10.00 + $5.55
=$15.55

Example 3 — The price of one share of the fund decreases from a fund starting price of $41.00 to a fund ending price of $32.80.
The fund return is calculated as follows:

($32.80 - $41.00) / $41.00 = -20.00%

Because the fund return is less than zero, the payment at maturity is calculated as follows:

$10.00 + ($10.00 × fund return)
=$10.00 + ($10.00 × -20.00%)
=$10.00 – $2.00
=$8.00

Key Risks

An investment in the securities involves significant risks. Some of the risks that apply to the securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the securities generally in the "Risk Factors" section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

♦ **The Securities are Not Principal Protected and You May Lose Up to the Full Amount of Your Initial Investment:** The securities are not principal protected. The securities differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the fund return is less than zero. In that event, you will lose 1% of the original principal amount for each 1% that the fund ending price is less than the fund starting price. Accordingly, you may lose up to the full amount of your invested principal.

♦ **Maximum Gain:** You will not participate in any increase in the price of one share of the fund (as magnified by the multiplier) beyond the maximum gain of between 55.50% and 60.50% (to be determined on the trade date). **YOU WILL NOT RECEIVE A RETURN ON THE SECURITIES GREATER THAN THE MAXIMUM GAIN**.

♦ **Credit of Issuer:** The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on the ability of HSBC, to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

♦ **The Securities are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction** — The securities are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of the issuer, and in the event that the issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

♦ **Lack of Liquidity:** The securities will not be listed on any securities exchange or quotation system. An affiliate of HSBC intends to offer to repurchase the securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which an affiliate of HSBC is willing to buy the securities, which will exclude any fees or commissions you paid when you purchased the securities and therefore generally lower the price of the securities in the secondary market.

♦ **No Interest or Dividend Payments or Voting Rights:** As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks held by the fund would have.

♦ **Price Prior to Maturity:** The market price of the securities will be influenced by many factors including the price of shares of the fund, volatilities, dividends, the time remaining to maturity of the securities, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

♦ **Potential HSBC Impact on Price:** Trading or transactions by HSBC or its affiliates in the fund and/or over-the-counter options, futures, or other instruments with returns linked to the performance of the fund, may adversely affect the market price of the fund and, therefore, the market value of the securities.

♦ **The Securities are Subject to Emerging Markets Risk** — The fund seeks to track the performance of the FTSE/Xinhua China 25 Index, which includes stocks that have been issued by companies incorporated in the People's Republic of China and/or owned by the Chinese government. Investments in securities linked directly or indirectly to emerging market equity securities, such as the FTSE/Xinhua China 25 Index and the fund involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Stock prices of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies' value. These factors could include changes in the emerging market government's economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the securities are highly susceptible, before making a decision to invest in the securities.

♦ **Exchange Rate Risk** — Because the fund will invest in stocks denominated in the currencies other than the U.S. dollar, changes in currency exchange rates may negatively impact the reference security's returns. The values of the foreign currencies may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. Therefore, the fund's exposure to exchange rate risk may result in reduced returns to the fund.

♦ **The Securities are Subject to Risks Associated with Foreign Securities Markets** – Because foreign companies or foreign equity securities included in the underlying index may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the securities involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

♦ **Single ETF risk** — The price of the fund can rise or fall sharply due to factors specific to the fund, such as volatility, earnings, financial conditions, corporate, industry and regulatory developments, and other events affecting the companies whose stocks are held by the fund, and by general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

♦ **Index Tracking Risk**: While the reference security is designed and intended to track the level of the FTSE/Xinhua China 25 Index (the "underlying index"), various factors, including fees and other transaction costs, will prevent the reference security from correlating exactly with changes in the level of the underlying index. Accordingly, the performance of the reference security will not be equal to the performance of the underlying index during the term of the securities.

♦ **The Fund and Its Underlying Index are Different** — The performance of the fund may not exactly replicate the performance of the underlying index, because the fund reflects transaction costs and fees that are not included in the calculation of the underlying index. It is also possible that the fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. The fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the underlying index and in managing cash flows.

♦ **We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the Underlying Index** — We are not affiliated with any of the companies whose stock is represented in the underlying index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks comprising the underlying index or your securities. None of the money you pay us will go to any of the companies represented in the underlying index, and none of those companies will be involved in the offering of the securities in any way. Those companies will have no obligation to consider your interests as a holder of the securities in taking any corporate actions that might affect the value of your securities.

♦ **Owning the Securities is Not the Same as Owning Shares of the Fund**— The return on your securities may not reflect the return you would realize if you actually owned shares of the fund. As a holder of the securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of shares of the fund would have. Furthermore, the price of shares of the fund may appreciate substantially during the term of your securities and you will not participate in such appreciation to the extent that the fund return, as multiplied by the multiplier of 5, exceeds the maximum gain.

♦ **There is Limited Anti-dilution Protection** — The calculation agent will adjust the fund ending price, for certain events affecting the shares of the fund, such as stock splits and corporate actions which may affect the payment at maturity. The calculation agent is not required to make an adjustment for every corporate action which affects the shares of the fund. If an event occurs that does not require the calculation agent to adjust the price of the shares of the fund, the market price of the securities and the payment at maturity may be materially and adversely affected. See the "Anti-dilution and Reorganization Adjustments" below.

♦ **Management Risk**: The fund is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of the underlying index by investing in a portfolio of securities that generally replicate the underlying index. Therefore, unless a specific security is removed from the underlying index, the fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the fund is subject to the risk that the investment strategy of the fund's investment adviser may not produce the intended results.

♦ **In Some Circumstances, the Payment You Receive on the Securities May be Based on the Shares of a Substitute Index Fund and Not the Fund** — Following certain corporate events relating to iShares Trust where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the shares of a successor to iShares Trust or any cash or any other assets distributed to holders of the fund in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the securities. For more information, see the section "Merger Event and Tender Offer" below.

♦ **Potential Conflict of Interest:** HSBC and its affiliates may engage in business with the issuers of the stocks comprising the underlying index (the "underlying stock issuers"), which may present a conflict between the obligations of HSBC and you, as a holder of the securities. The calculation agent, who is the issuer of the securities, will determine the payment at maturity based on the observed fund ending price. The calculation agent can postpone the determination of the fund ending price or the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC:** HSBC, UBS Financial Services Inc., and their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the securities. Any such research, opinions or recommendations could affect the price of shares of the fund or the price of the stocks included in the fund, and therefore, the market value of the securities.

♦ **Uncertain Tax Treatment:** There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities. Under one reasonable approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the fund. The issuer intends to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from the issuer, in the opinion of the issuer's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions", the issuer does not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and the issuer intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

A "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of the fund). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder (as defined in the prospectus supplement) in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code")) of the U.S. holder (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security).

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a security is required to accrue income in respect of the security prior to the receipt of payments with respect to the security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the security could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement.

Market Disruption Event

If the final valuation date is not a scheduled trading day, then the final valuation date will be the next day that is a scheduled trading day. If a market disruption event (as defined below) exists on the final valuation date, then the final valuation date will be the next scheduled trading day on which a market disruption event does not exist. If the market disruption event continues for five consecutive scheduled trading days, then the fifth of such consecutive scheduled trading days will nonetheless be the final valuation date, and the calculation agent will determine the fund ending price on that date in good faith and in its sole discretion using its estimate of the exchange traded price for the fund that would have prevailed but for that market disruption event. If the final valuation date is postponed, then the maturity date will also be postponed until the date which follows the final valuation date, as postponed, by the number of business days between the original final valuation date and the original maturity date.

"Market disruption event" means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(i) Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise; (A) relating to shares of the fund, (B) relating to stock included in the underlying index then constituting 20% or more of the level of the underlying index; or (C) in futures or options contracts relating to the fund or the underlying index, on any related exchange; or

(ii) Any event (other than any event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for shares of the fund; (B) to effect transactions in, or obtain market values for stock included in the underlying index then constituting 20% or more of the level of the underlying index; or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to the fund or the underlying index on any relevant related exchange; or

(iii) The closure on any scheduled trading day of any relevant exchange or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on such exchange; or (B) the submission deadline for orders to be entered on the relevant exchange or related exchange for execution at the close of trading on that day.

"Related exchange" means each exchange or quotation system or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the fund or the underlying index has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the fund or the underlying index on such temporary substitute exchange or quotation system as on the original related exchange) on which futures or options contracts relating to the fund or the underlying index are traded where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options related to the underlying index or the shares of the fund.

"Relevant exchange" means any exchange or quotation system for shares of the fund or any stock then included in the underlying index, where such trading has a material effect (as determined by the calculation agent) on the overall market for trading of such securities.

 "Scheduled closing time" means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means any day on which all of the relevant exchanges and related exchanges for the fund are scheduled to be open for trading for their respective regular trading sessions.

FUND INFORMATION

This offering is not an offer to sell and it is not an offer to buy the reference security. All disclosures contained in this document regarding the reference security are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference security contained in this document. You should make your own investigation into the reference security.

We have derived all information contained in this free writing prospectus regarding the iShares® FTSE/Xinhua China 25 Index Fund ("FXI"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Inc. ("iShares"), iShares Trust, Barclays Global Investors, N.A. ("BGI"), Barclays Global Fund Advisors ("BGFA"), and may later reflect the policies of and be subject to change by BlackRock Inc. ("BlackRock"). The FXI is an investment portfolio maintained and managed by iShares. BGFA is the investment advisor to the FXI. The FXI is an exchange traded fund ("ETF") that trades on the NYSE under the ticker symbol "FXI."

iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the FXI. Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares , BGFA, the FXI, please see the Prospectus, dated December 1, 2008. In addition, information about iShares and the FXI may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares website. Information contained in the iShares website is not incorporated by reference in, and should not be considered a part of this pricing supplement or any pricing supplement.

The iShares® FTSE/Xinhua China 25 Index Fund

Transition of the Investment Advisor

On June 16, 2009, Barclays PLC ("Barclays"), the ultimate parent company BGFA, accepted a binding offer and entered into an agreement to sell its interests in BGFA and certain affiliated companies to BlackRock, Inc. (the "BlackRock Transaction"). The shareholders of Barclays approved the transaction at a general meeting held on August 6, 2009. The BlackRock Transaction is subject to certain regulatory approvals, as well as other conditions to closing. Under the Investment Company Act of 1940, as amended, completion of the BlackRock Transaction will cause the automatic termination of the fund's current investment advisory agreement with BGFA.

Investment Objective and Strategy

The FXI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of 25 of the largest and most liquid Chinese companies that publicly trade on the HKSE and are available to international investors, as measured by the FTSE/Xinhua China 25 Index.

The FXI uses a representative sampling strategy to track the FTSE/Xinhua China 25 Index, which is the underlying index of FXI. In addition, in order to improve its portfolio liquidity and its ability to track the FTSE/Xinhua China 25 Index, the FXI may invest up to 10% of its assets in futures contracts, options on futures contracts, other types of options, and swaps related to the FTSE/Xinhua China 25 Index as well as cash and cash equivalents, including shares of money market funds advised by BGFA or its affiliates.

Representative Sampling

The FXI pursues a "representative sampling" strategy in attempting to track the performance of the FTSE/Xinhua China 25 Index, and generally does not hold all of the equity securities included in the FTSE/Xinhua China 25 Index. The FXI invests in a representative sample of securities in the FTSE/Xinhua China 25 Index, which have a similar investment profile as the FTSE/Xinhua China 25 Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the FTSE/Xinhua China 25 Index.

Correlation

The FTSE/Xinhua China 25 Index is a theoretical financial calculation, while the FXI is an actual investment portfolio. The performance of the FXI and the FTSE/Xinhua China 25 Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. BGFA expects that, over time, the correlation between a Fund's performance and that of its underlying index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The FXI, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the FTSE/Xinhua China 25 Index.

Industry Concentration Policy

The FXI will concentrate its investments to approximately the same extent that the FTSE/Xinhua China 25 Index concentrates in a particular industry or group of industries.

Historical Prices of the Fund

The graph below illustrates the performance of the fund from 1/4/99 to 8/11/09 as reported on the Bloomberg Professional® service. The historical prices of the reference security should not be taken as an indication of future performance.

Historical Performance of the iShares® FTSE/Xinhua China 25 Index



Source:

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
10/5/2004*	12/31/2004	$18.59	$17.90	$18.43
1/3/2005	3/31/2005	$19.33	$17.33	$18.22
4/1/2005	6/30/2005	$19.16	$17.57	$19.05
7/1/2005	9/30/2005	$21.96	$18.83	$21.39
10/3/2005	12/30/2005	$21.53	$18.79	$20.51
1/3/2006	3/31/2006	$25.00	$20.80	$24.71
4/3/2006	6/30/2006	$27.96	$21.74	$25.57
7/3/2006	9/29/2006	$27.38	$24.37	$27.05
10/2/2006	12/29/2006	$37.63	$26.99	$37.10
1/3/2007	3/30/2007	$39.35	$30.09	$34.15
4/2/2007	6/29/2007	$43.45	$34.47	$42.91
7/2/2007	9/28/2007	$61.17	$37.07	$60.16
10/1/2007	12/31/2007	$73.18	$53.75	$56.82
1/2/2008	3/31/2008	$60.02	$39.95	$45.05
4/1/2008	6/30/2008	$54.99	$43.00	$43.83
7/1/2008	9/30/2008	$47.74	$30.45	$34.47
10/1/2008	12/31/2008	$34.58	$19.35	$29.18
1/2/2009	3/31/2009	$32.19	$22.70	$28.52
4/1/2009	6/30/2009	$40.76	$28.27	$38.37
7/1/2009**	8/11/2009**	$43.66	$35.73	$41.35

* The inception date of the fund was October 5, 2004.

**As of the date of this free writing prospectus available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through August 11, 2009. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

The closing price of the fund on August 11, 2009 was $41.35.

Anti-dilution and Reorganization Adjustments

Following the declaration by the fund of the terms of any potential adjustment event (as defined below), the calculation agent will determine whether that potential adjustment event has a diluting or concentrative effect on the theoretical value of the fund and, if the calculation agent determines either to be the case, it will make such calculations and adjustments to the terms of the securities as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "potential adjustment event" means the occurrence of any of the following after the issue date of the securities:

(a) a subdivision, consolidation or reclassification of the shares of the fund (unless a merger event), or a free distribution or dividend of any shares of the fund to existing holders by way of bonus, capitalization or similar issue;

(b) a distribution or dividend to existing holders of the shares of the fund of (A) shares of the fund, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the fund equally or proportionately with such payments to holders of those shares, or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

(c) an extraordinary dividend of the fund;

(d) a call by the fund in respect of shares of the fund that are not fully paid;

(e) a repurchase by the fund of shares of the fund whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(f) any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares of the fund.

Delisting or Suspension of Trading in the Shares of a Fund; Termination of a Fund; and Discontinuation of an Underlying Index

If the shares of the fund are delisted from, or trading of shares of a fund is suspended on, the relevant exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the shares of the fund (any such trading successor or substitute securities, the "successor shares"), such successor shares will be deemed to be such fund for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor shares, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the securities.

If the shares of the fund are delisted from, or trading of the shares of the fund is suspended on, the relevant exchange and successor shares that the calculation agent determines to be comparable to the shares of the fund are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, and such successor or substitute security will be deemed to be such fund for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the securities.

If a fund is liquidated or otherwise terminated (a "termination event"), the fund ending price of the shares of the fund on the final valuation date will be determined by the calculation agent in accordance with the general procedures last used to calculate the fund official closing price prior to any such termination event. The calculation agent will cause notice of the termination event and calculation of the fund ending price as described above to be furnished to us and the trustee and we will provide notice thereof to registered holders of the securities.

If a termination event has occurred with respect to the fund and the underlying index sponsor of the fund discontinues publication of the underlying index and if such underlying index sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to such underlying index, then the value of such underlying index will be determined by reference to the value of that comparable index, which we refer to as a "successor underlying index." Upon any selection by the calculation agent of a successor underlying index, the calculation agent will cause notice to be furnished to us and the trustee and we will provide notice thereof of the selection of the successor underlying index to the registered holders of the securities.

If a termination event has occurred with respect to the fund and the underlying index sponsor discontinues publication of the underlying index and a successor underlying index is not selected by the calculation agent or is no longer published from the date of the termination event up to and including the final valuation date, the value to be substituted for the such underlying index on the final valuation date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate such underlying index prior to any such discontinuance.

If a successor underlying index is selected for the underlying index or the calculation agent calculates a value as a substitute for the underlying index as described above, such successor underlying index or value, as the case may be, will be substituted for the underlying index for all purposes, including for purposes of determining whether a market disruption event occurs.

Notwithstanding the above alternative arrangements, discontinuance of the publication of an underlying index may adversely affect the market value of the securities.

"Underlying index sponsor" means FTSE Xinhua Index Limited, a joint venture between FTSE Group and Xinhua Financial Network, a subsidiary of Xinhua Finance Limited.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on the holders of securities, absent manifest error.

Merger Event and Tender Offer

A "merger event" shall mean any (i) reclassification or change of the shares of the fund that results in a transfer of or an irrevocable commitment to transfer all shares of the fund outstanding, (ii) consolidation, amalgamation or merger of the reference issuer with or into another entity (other than a consolidation, amalgamation or merger of iShares Trust with or into another entity and which does not result in any such reclassification or change of all shares of the fund outstanding) or (iii) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of the fund that results in a transfer of or an irrevocable commitment to transfer all shares of the fund (other than those shares of the fund owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange of iShares Trust or its subsidiaries with or into another entity in which iShares Trust is the continuing entity and which does not result in a reclassification or change of the shares of the fund outstanding but results in the outstanding shares of the fund (other than shares of the fund owned or controlled by that other entity) immediately prior to that event collectively representing less than 50% of the outstanding shares of the fund immediately following that event, in each case if the approval date (as defined below) is on or before a final valuation date.

A "tender offer" shall mean, in respect of the voting shares of iShares Trust, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of iShares Trust as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

If a merger event or tender offer occurs and the shares of the fund are exchanged for new shares (with no other distributions of property in respect of the shares of the fund), and those new shares are publicly quoted, traded or listed on the New York Stock Exchange or the NASDAQ National Market or their successors in interest, then the fund shall be adjusted to comprise the number of new shares to which a holder of one share of the fund immediately prior to the occurrence of the merger event or tender offer, as the case may be, would be entitled upon consummation of the merger event or tender offer. The calculation agent shall also adjust such terms and conditions of the securities as the calculation agent determines appropriate to account for that event and such new shares shall be deemed shares of the fund.

If a merger event or tender offer occurs and any distributions of property (other than the publicly quoted new shares referred to above) are made on the shares of the fund, in whole or in part, then the calculation agent shall accelerate the maturity date to the date which follows the approval date (as defined below) by the number of business days between the original final valuation date and the original maturity date. On the accelerated maturity date, we shall pay to each holder of a security the payment at maturity, provided that for purposes of that calculation, the fund ending price will be deemed to be the value of all consideration received (or that would be received) in respect of that event, and the approval date will be used as the final valuation date. In addition, the calculation agent shall adjust the payment at maturity for the value of the imbedded options that would preserve for a holder of securities the economic equivalent of any remaining payment obligations with respect to the securities hereunder. The "approval date" is the closing date of a merger event, or, in the case of a tender offer, the date on which the person or entity making the tender offer acquires or acquires the right to obtain the relevant percentage of the voting shares of iShares Trust, or if that date is not a scheduled trading day, the immediately preceding scheduled trading day.

Notwithstanding these alternative arrangements, a merger event or tender offer may affect the fund in a manner that adversely affects the value of, and trading in, the securities. Similarly, an adjustment or acceleration resulting from a merger event or a tender offer may adversely affect the value of, or the trading in, the securities.

Events of Default and Acceleration

If an event of default (as defined in the accompanying prospectus) has occurred or is occurring with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated fund return. If a market disruption event exists with respect to the fund on that scheduled trading day, then the accelerated final valuation date for the fund will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the date which follows the accelerated final valuation date by the number of business days between the original final valuation date and the original maturity date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. (the "Agent"), and the Agent has agreed to purchase, all of the securities at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the securities. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.